Filed by Fisher Scientific International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Fisher Scientific International Inc.
Commission File No. 1-10920

Paul M. Montrone Chairman and
Chief Executive Officer

Liberty Lane
Hampton, NH 03842
Tel: 603-926-5911
Fax: 603-926-1152
Tel: 603-926-5911

May 8, 2006
Dear Colleague:
I am pleased to inform you that Fisher Scientific International Inc. has announced plans to merge with Thermo Electron Corporation creating Thermo Fisher Scientific. This transforming transaction will create the leading provider of products and services in the life, laboratory and health sciences industries. The press release we issued regarding this exciting combination is attached and available on the home page of our Web site: www.fisherscientific.com.
As many of you may know, Thermo Electron, which is headquartered in Waltham, Mass., is a world leader in analytical instrument solutions. Its products enable Thermo’s customers to make the world a healthier, cleaner and safer place. Thermo Electron has nearly 10,000 employees worldwide and operates facilities in China, Finland, France, Germany, Italy, Japan, The Netherlands, Switzerland, the United Kingdom, and throughout the United States.
We believe Thermo Electron is the perfect strategic partner for Fisher Scientific. With them, we will have:
•	Revenues of approximately $9 billion in 2007;

•	Technological leadership in instrumentation, consumables, software and services, uniquely positioning our company as the world’s premier provider of fully integrated, end-to-end technical solutions;

•	A workforce of nearly 30,000 talented employees;

•	The industry’s largest global sales and service organization comprised of nearly 7,500 sales and marketing professionals;

•	An even stronger financial foundation that accelerates our ability to grow both organically and through acquisitions; and

•	Enhanced scale and scope in emerging markets worldwide, unparalleled customer channel access and numerous cross-selling opportunities.
I believe this is a compelling combination and hope you share my enthusiasm.
Given the complementary nature of our businesses, we expect to realize the benefits of this transaction quickly and efficiently following the close of the merger. Both Fisher Scientific and Thermo Electron are growing companies, and this combination is about growth. Certainly there will be a dislocation of some employees in the short term. However, over the long term, we believe that this merger will result in additional career development and advancement opportunities for employees. The company will be headquartered in Waltham, Mass., and will maintain Fisher Scientific’s office in Hampton, N.H., with specific functions to be worked out over the next few months. We will keep you up to date on developments and progress as we move forward.

2.
We believe that the transaction will close in the fourth quarter of 2006 following approval by both companies’ shareholders as well as regulatory approvals. At that time, I will be stepping aside in support of the new management team. I will be concentrating on launching new business opportunities and will remain an adviser to the company. Paul Meister, Fisher Scientific’s Vice Chairman, will become Chairman of Thermo Fisher Scientific, and Marijn Dekkers, Thermo Electron’s President and Chief Executive Officer, will continue to serve in that role for the new company. They are outstanding leaders, and I’m confident they will be able to accelerate growth and deliver significant benefits to customers, employees and shareholders alike.
For more than 100 years, Fisher Scientific’s people and products have played an important role in aiding scientific discovery. Our focus on supplying innovative products and service solutions has enabled our 350,000 customers to concentrate on what they do best — improving health and extending life. Our steadfast commitment to operational excellence and financial discipline has enabled us to achieve great success. Thermo Electron has an equally solid record of execution, and together our combined company — and our stakeholders — will be well positioned for continued growth.
It has been a true honor to lead Fisher Scientific for these many years. It’s an exciting company that does such good work for the wellbeing of people around the world. I would like to take this opportunity to thank you for your tremendous efforts and unwavering dedication. It has always impressed — but never surprised — me. You are a truly outstanding group of people. I am proud of what we have accomplished together and am confident that as Thermo Fisher Scientific, the company will achieve new levels of success.
Sincerely,

Chairman and Chief Executive Officer

Forward-Looking Statements
This communication, and other statements that Fisher Scientific or Thermo Electron may make, may contain forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron’s and Fisher Scientific’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information About this Transaction
In connection with the proposed merger, Thermo Electron will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Thermo Electron’s website at http://www.thermo.com under the heading “About Thermo” and then under the heading “Investors” or by accessing Fisher Scientific’s website at http://www.fisherscientific.com under the tab “Investor Info.”
Participants in the Solicitation
Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Thermo Electron’s executive officers and directors in Thermo Electron’s definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific’s executive officers and directors in their definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from the Thermo Electron or Fisher Scientific using the contact information above.